                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                           PhoneTel Technologies, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                    71921H406
                                 (CUSIP Number)

                                  Donna Rosario
                                Barker Lee & Co.
                                530 Fifth Avenue
                                    2nd Floor
                               New York, NY 10036
                                 (212) 398-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 29, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 71921H406                   13D                     Page 2 of 26 Pages


------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barker, Lee & Co. Limited Partnership

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Connecticut

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              230,300
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        230,300
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      230,300

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.43%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------------

CUSIP No. 71921H406                   13D                     Page 3 of 26 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.M.R. Barker Foundation

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              181,200
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        181,200
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      181,200

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.13%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------

CUSIP No. 71921H406                   13D                     Page 4 of 26 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quaker Hill Associates, L.P.

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              53,400
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        53,400
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      53,400

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.33%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------------

CUSIP No. 71921H406                   13D                     Page 5 of 26 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Upland Associates L.P.

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              132,200
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        132,200
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,200

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.82%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------------

CUSIP No. 71921H406                   13D                     Page 6 of 26 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Namakagon Associates, L.P.

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      WC

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              338,000
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        338,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      338,000

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.10%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------------

CUSIP No. 71921H406                   13D                     Page 7 of 26 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dwight E. Lee

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      00

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

 NUMBER OF              464,900
   SHARES         ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH                470,200
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        464,900
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        470,200
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      935,100

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.81%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

                                                              Page 8 of 26 Pages


Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share ("Common Stock"), of PhoneTel Technologies, Inc. (the "Company"), which has its principal executive office at 1127 Euclid Avenue, Suite 650, Statler Office Tower, Cleveland, Ohio 44115-1601

Item 2. Identity and Background.

            (a), (b), (c) and (f). This statement is filed by (i) Barker, Lee & Co. Limited Partnership, a Connecticut limited partnership ("Barker Lee"), (ii) J.M.R. Barker Foundation, a New York not-for-profit corporation (the "Barker Foundation"), (iii) Quaker Hill Associates, L.P., a Delaware limited partnership ("Quaker Hill"),(iv) Upland Associates L.P., a Delaware limited partnership ("Upland"), (v) Namakagon Associates, L.P., a Delaware limited partnership ("Namakagon"), and (vi) Dwight E. Lee, an individual citizen of the U.S.A. ("Lee"). All of such persons (herein referred to collectively as the "reporting persons") have their principal offices at 530 Fifth Avenue, New York, New York 10036.

            Lee serves as general partner of Quaker Hill, managing general partner of Barker Lee and director of Barker Foundation, and has the power to direct the voting and disposition of the assets of such entities; Lee serves as a general partner of each of Upland and

                                                              Page 9 of 26 Pages


Namakagon, and has shared power to direct the voting and disposition of the assets of such entities. The Barker Foundation is engaged in making charitable contributions. The remaining reporting persons are engaged in the making of capital investments for their own accounts.

            Set forth in Appendix A attached hereto and incorporated by reference herein are the name, business address, principal occupation and citizenship of each general partner, executive officer and director of each reporting person.

            This statement is being filed as a joint statement in the event the reporting persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). However, the reporting persons disclaim that they are acting as a group for the purpose of acquiring, holding or disposing of the Company's Common Stock.

            (d) and (e). During the last five years, neither the reporting persons nor, to the best their respective knowledge, any general partner, executive officer or director of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or it subject to a judgment, decree or final order enjoining future violations of, or

                                                             Page 10 of 26 Pages


prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate purchase prices of shares of the Company's Common Stock purchased by each reporting person is supplied in the following table which includes information concerning the source of funds for the purchase of such shares.

   REPORTING PERSON             AGGREGATE PURCHASE PRICE           SOURCE
   ----------------             ------------------------           ------
Barker Lee                      $             636,866                WC
Barker Foundation                             499,697                WC
Quaker Hill                                   147,403                WC
Upland                                        378,763                WC
Namakagon                                     934,364                WC

Item 4.     Purpose of Transaction.

            The shares of Common Stock of the Company reported herein were purchased solely for investment purposes. None of the reporting persons has adopted any plan or program for the acquisition or disposition of shares of Common Stock of the Company. However, the reporting persons and their general partners, executive officers and directors reserve the right to purchase additional shares or dispose of the shares reported herein in one or more privately negotiated or open market transactions or otherwise, on such terms and at such times as such reporting persons or such general partners, executive officers

                                                             Page 11 of 26 Pages


or directors, as the case may be, consider desirable. Neither the reporting persons nor, to the best of their respective knowledge, any general partner, executive officer or director of the reporting persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities.

            (a) As of the close of business on April 29, 1997, the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock of the Company (based on 16,097,200 shares reported to be outstanding as of April 28, 1997 by the Company on its Form 10-KSB/A-1 for the fiscal year ended December 31, 1996) beneficially owned by each of the reported persons is as set forth in the cover pages of this Schedule which are hereby incorporated herein by reference. The shares reported as beneficially owned by Barker Lee, Barker Foundation, Quaker Hill, Upland, and Namakagon are also reported as beneficially owned by Lee; Lee serves as general partner of Quaker Hill and managing general partner of Barker Lee; Lee serves as a director of Barker Foundation, as do Robert R. Barker and W. Benjamin Barker, and each has the sole power to direct the voting and disposition of the assets of such entity; Lee serves as a general partner of each of Upland and Namakagon, and has shared power to

                                                             Page 12 of 26 Pages


direct the voting and disposition of the assets of such entities with Robert R. Barker who also serves as a general partner.

            (b) Except as set forth in paragraph (a) of this Item 5 each reporting person has the sole power to vote or direct a vote and to dispose or direct a disposition of its respective shares of the Company's Common Stock.

            (c) Set forth in Appendix B hereto and incorporated herein by reference is a summary of all transactions in the Company's Common Stock effected by the reporting persons during the past 60 days, describing the date of the transaction, the number of shares involved and the price per share.

            Except as set forth or incorporated by reference herein, neither the reporting persons nor, to the best of their respective knowledge, any general partner, executive officer or director of such reporting persons, beneficially owns any shares of the Company's Common Stock or has effected any transaction in such shares during the past 60 days.

            (d) and (e).      Not applicable.

Item 6.     Contract Arrangements, Understandings
            or Relationships With Respect to
            Securities of the Issuer             .

            Except as specified herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise)

                                                             Page 13 of 26 Pages


among the persons referred to in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit 1 - Joint Filing Agreement.

                                                             Page 14 of 26 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                       BARKER, LEE & CO. LIMITED PARTNERSHIP



                                       By: /s/ Dwight E. Lee
                                           ------------------------
                                           Dwight E. Lee
                                           Managing General Partner

Dated:   May 9, 1997

                                                             Page 15 of 26 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                          J.M.R. BARKER FOUNDATION



                                          By: /s/ Dwight E. Lee
                                              ---------------------------
                                              Dwight E. Lee
                                              Vice President and Director

Dated:   May 9, 1997

                                                             Page 16 of 26 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                          QUAKER HILL ASSOCIATES, L.P.



                                          By: /s/  Dwight E. Lee
                                              ------------------
                                              Dwight E. Lee
                                              General Partner

Dated:   May 9, 1997

                                                             Page 17 of 26 Pages


                                      SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                          UPLAND ASSOCIATES L.P.



                                          By: /s/ Dwight E. Lee
                                              -----------------
                                              Dwight E. Lee
                                              General Partner

Dated:   May 9, 1997

                                                             Page 18 of 26 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                          NAMAKAGON ASSOCIATES, L.P.



                                          By: /s/ Dwight E. Lee
                                              -----------------
                                              Dwight E. Lee
                                              General Partner

Dated:   May 9, 1997

                                                             Page 19 of 26 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.


                                              /s/ Dwight E. Lee
                                              -----------------
                                              Dwight E. Lee

Dated:   May 9, 1997

                                                             Page 20 of 26 Pages


                                   APPENDIX A



                        NAME AND CITIZENSHIP OF
                        GENERAL PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR               BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----------------        --------------------------           ----------------                   --------------------
BARKER, LEE             Robert R. Barker                     530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
                        Dwight E. Lee                        530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
                        Elizabeth S. Barker                  809 Oenoke Road                    Artist (Deceased
                        General Partner (U.S.A.)             New Canaan, CT 06840               4/27/97)
                        W. Benjamin Barker                   Data Race                          Chief Executive Officer
                        General Partner (U.S.A.)             11550 IH-10 West                   of Data Race
                                                             Suite 395
                                                             San Antonio, TX 78230
BARKER FOUNDATION       Robert R. Barker                     530 Fifth Avenue                   Investment Manager
                        President and Director               New York, NY 10036
                        (U.S.A.)
                        Elizabeth S. Barker                  809 Oenoke Road                    Artist (Deceased
                        Vice President and Director          New Canaan, CT 06840               4/27/97)
                        (U.S.A.)
                        W. Benjamin Barker                   Data Race                          Chief Executive Officer
                        Vice President and Director          11550 IH-10 West                   of Data Race
                        (U.S.A.)                             Suite 395
                                                             San Antonio, TX 78230

                                                             Page 21 of 26 Pages


                        NAME AND CITIZENSHIP OF
                        GENERAL PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR               BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----------------        --------------------------           ----------------                   --------------------
                        Dwight E. Lee                        530 Fifth Avenue                   Investment Manager
                        Vice President and Director          New York, NY 10036
                        (U.S.A.)
                        Robert P. Connor                     United States Trust                Estate Planner
                        Treasurer and Director               Company of NY
                        (U.S.A.) & Asst. Secretary           114 West 47th Street
                                                             New York, NY 10036
                        Maureen Hopkins                      530 Fifth Avenue                   Office Manager
                        Admin. Secretary (U.S.A.)            New York, NY 10036
                        Donna Rosario                        530 Fifth Avenue                   Controller
                        Asst. Treasurer (U.S.A.)             New York, NY 10036
                        Ann Barker                           P.O. Box 408                       Teacher
                        Director (U.S.A.)                    East Middlebury, VT 05740
                        Margaret W. Barker Clark             Box 96                             Teacher
                        Director (U.S.A.)                    Grafton, VT 05146
                        John W. Holman, Jr.                  17 State Street                    Investment Manager
                        Director (U.S.A.)                    New York, NY 10004
                        Richard Kahn                         224 West Lake Drive                Retired Attorney
                        Director (U.S.A.)                    Montauk, NY 11954
QUAKER HILL             Dwight E. Lee                        530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036

                                                             Page 22 of 26 Pages


                        NAME AND CITIZENSHIP OF
                        GENERAL PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR               BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----------------        --------------------------           ----------------                   --------------------
UPLAND                  Robert R. Barker                     530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
                        Dwight E. Lee                        530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
NAMAKAGON               Robert R. Barker                     530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
                        Dwight E. Lee                        530 Fifth Avenue                   Investment Manager
                        General Partner (U.S.A.)             New York, NY 10036
                        James R. Barker                      Thomson Financial Networks         Computer Software
                        General Partner (U.S.A.)             11 Farnsworth
                                                             Boston, MA 02210

                                                             Page 23 of 26 Pages


                                   APPENDIX B


                        Transactions by Reporting Persons
                        in Shares of the Company's Stock
                             From December 13, 1996



ENTITY               DATE OF PURCHASE    NO. OF SHARES    PRICE PER SHARE
------               ----------------    -------------    ---------------
BARKER LEE               *12/13/96          169,500       $     3.00
                           4/29/97           48,600             2.10
                           4/29/97           12,200             2.14
BARKER FOUNDATION        *12/13/96          131,800             3.00
                           4/29/97           39,500             2.10
                           4/29/97            9,900             2.14
QUAKER HILL              *12/13/96           39,000             3.00
                           4/29/97           11,500             2.10
                           4/29/97            2,900             2.14
UPLAND                    12/13/96           96,400             3.14
                           4/29/97           28,600             2.10
                           4/29/97            7,200             2.14
NAMAKAGON                *12/13/96          248,400             3.00
                           4/29/97           71,800             2.10
                           4/29/97           17,800             2.14


--------

* All transactions were purchases in the open market except that transactions marked with an asterisk were purchases in a registered public offering of the Company's Common Stock.

                                                             Page 24 of 26 Pages


                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT    PAGE IN SEQUENTIALLY NUMBERED COPY
-----------    ----------------------    ----------------------------------
     1         Joint Filing Agreement                25 and 26